COMMAND SECURITY CORPORATION

REPORTS FINANCIAL RESULTS

FOR THE FIRST FISCAL QUARTER ENDED JUNE 30, 2018

Herndon, VA***August 1, 2018***Command Security Corporation (NYSE American: MOC) (the “Company,” “we” or “us”) today reported its financial results for the fiscal first quarter ended June 30, 2018.

Highlights for the quarter include the following:

●	Total revenues increased to $44.1 million, a $0.3 million increase, compared to the same quarter of the prior year.
●	Gross profit increased by 9.0% to $5.5 million, or 12.5% of revenues compared to 11.5% of revenues in the prior year.
●	Selling, general and administrative (“SG&A”) costs were 9.7% of revenues, or $4.3 million, compared to 10.9% of revenues, or $4.8 million, in the prior year.
●	Operating income was $1.2 million, or 2.8% of revenues, compared to $0.3 million or 0.6% of revenues, in the prior year.
●	Net income was $729,835 or $0.07 per share compared to $71,351 or $0.01 per share in the prior year.

Revenue Base and Outlook

During the quarter ended June 30, 2018, revenues related to the previously announced lost scope of work from the Company’s large on-line retailer were $6.2 million. However, in recent months, the Company has been successful in securing several new business awards, the commencement of which is staggered throughout the first six months of fiscal year 2019. These new business awards are expected to aggregate approximately $10.0 million of annual revenue and are expected to generate approximately $6.0 million of revenues in fiscal year 2019. While the Company has not previously provided revenue guidance and may not do so in the future, given the significance of recent changes in the Company’s revenue base, we believe it is important at this time to provide limited guidance as to future revenues. Based on current revenue run rates, new business awards to date and projected new business wins for the remainder of the year, full year fiscal 2019 revenues are currently projected to be between approximately $168.0 million and $173.0 million.

New Business Development

Since March 2018, the Company has been successful in its pursuit of several new, strategically important business opportunities. These include the U. S. Embassy in Hong Kong, our second strategically important new business award from the U. S. Department of State, the previously announced aviation security business award for the new terminal at LaGuardia International Airport, and a security services work award for a large west coast grocery distribution center.

Gross Profit

Gross profit increased by approximately $0.5 million and as a percent of revenues increased from 11.5% to 12.5% compared to the same quarter of the prior year. Direct labor as a percent of revenues was unchanged as compared to the same quarter of the prior year. The increase in the gross profit percentage was primarily attributable to lower workers’ compensation and general liability costs. The availability of qualified personnel and rising labor costs, including the effects of employee turnover and overtime costs, has and will continue to be a primary area of management focus. The increasing cost of labor, including the effects of legislated increases in wage rates and the increasing demand for personnel, requires timely and effective methods to recruit personnel, control costs and in some cases, increase pricing. Rising labor costs and availability of qualified personnel will continue to remain a challenge for the Company as well as the entire industry.

SG&A

The reduction in SG&A costs in the quarter ended June 30, 2018 as compared to the same quarter of the prior year was primarily driven by lower administrative wages, temporary labor and facility costs partly offset by an increase in legal costs. The Company has and will continue to work aggressively to control SG&A costs, however, given the recently reported decline in revenues, SG&A as a percent of revenues may increase in the future.

Interest Expense

Interest expense in the quarter ended June 30, 2018 increased by approximately $76,000 as compared to the same period in the prior year. The increase was due primarily to increased borrowings in support of revenue growth and higher average interest rates under our short-term revolving credit agreement.

Liquidity, Capital Resources and Outlook

We pay approximately 80% of our employees on a bi-weekly basis and we pay the remaining employees on a weekly basis, while customers pay for services generally within 45 to 60 days from the invoice date. We maintain a $35.0 million short-term revolving loan arrangement to fund our accounts receivable. At June 30, 2018, short-term borrowings net of cash (“net debt”) was $15.2 million, representing 64% of the maximum borrowing capacity under the short-term loan agreement. As of July 30, 2018, net debt was $11.0 million representing approximately 60% of our borrowing capacity on that date. From August 2018 through March 31, 2019, we expect net debt under the credit agreement to range from approximately $7.0 million to $12.0 million with additional remaining availability ranging from approximately $9.0 million to $11.0 million.

Craig P. Coy, the Company’s CEO said, “We remain in a very strong position in a very competitive market. Recent announcements of very large competitors merging indicate the continued interest in the manned guarding space. Our agility and continued focus on customer performance will allow us to compete aggressively. Strategic opportunities for growth remain with a strong pipeline and new initiatives to deploy technology alternatives. Our management team is focused and driven to execute.”

About Command Security Corporation

Command Security Corporation and its Aviation Safeguards division provide uniformed security officers and aviation security services to commercial, financial, industrial, aviation and governmental customers throughout the United States. As our credo states “Securing All You Value,” we safeguard against theft, fraud, fire, intrusion, vandalism and the many other threats that our customers are facing today. By partnering with each customer, we design programs customized to meet their specific security needs and address their particular concerns. We bring years of expertise, including sophisticated systems for hiring, training, supervision and oversight, backed by cutting-edge technology, to every situation that our customers face involving security. Our mission is to enable our customers to operate their businesses without disruption or loss, and to create safe environments for their employees. For more information concerning our company, please refer to our website at www.commandsecurity.com.

Forward-Looking Statements

This announcement by the Company contains forward-looking statements within the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 about the Company that are based on management’s assumptions, expectations and projections about the Company. Some of these expectations may be based upon assumptions, data or judgments that may prove to be incorrect. These forward-looking statements include, without limitation, statements with respect to our revenue guidance and projections, expected revenue generated by new business, projected new business wins, and expected borrowings under our revolving loan arrangement. Such forward-looking statements by their nature involve a degree of risk and uncertainty. Actual events, results and outcomes may differ materially from our expectations due to a variety of known and unknown risks, uncertainties and other factors. The Company cautions that actual results of the Company could differ materially from those projected in the forward-looking statements as a result of various factors, including but not limited to the factors described under the heading “Risk Factors” in the Company’s most recent Annual Report on Form 10-K for the fiscal year ended March 31, 2018 filed with the U.S. Securities and Exchange Commission (the “SEC”), and such other risks disclosed from time to time in the Company’s periodic and other reports filed with the SEC. You should consider the areas of risk described above in connection with any forward-looking statements that may be made by the Company. The forward-looking statements herein speak only as of the date the statements are made (which is the date of this press release). You should not put undue reliance on any forward-looking statements. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You are advised, however, to consult any additional disclosures the Company makes in proxy statements, quarterly reports on Form 10-Q, annual reports on Form 10-K and current reports on Form 8-K filed with the SEC.

Company Contact:

N. Paul Brost

Chief Financial Officer

Command Security Corporation

703-464-4735

COMMAND SECURITY CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended
	June 30,
	(Unaudited)
Income Statement Highlights	2018	2017

Revenues	$44,089,348	$43,802,721
Gross profit	5,509,353	5,053,171
General and administrative	4,268,786	4,778,205
Operating income	1,216,407	272,478
Equity loss in minority investment of unconsolidated affiliate	-	(25,200)
Provision for income taxes	319,000	84,000
Net income	$729,835	$71,351
Net income per common share:
Basic	$0.07	$0.01
Diluted	$0.07	$0.01
Weighted average number of common shares outstanding:
Basic	10,200,936	9,848,186
Diluted	10,392,384	10,264,096

COMMAND SECURITY CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2018	March 31, 2018
Balance Sheet Highlights	(Unaudited)	(Audited)

Cash and cash equivalents	$1,359,103	$1,211,915
Accounts receivable	35,075,913	36,831,394
Total current assets	39,443,957	43,298,154
Total assets	44,180,242	48,288,501
Short-term debt	16,605,167	18,234,089
Total current liabilities	27,688,970	32,509,426
Total liabilities	28,236,729	33,138,508
Stockholders’ equity	15,943,513	15,149,993
Total liabilities and stockholders’ equity	$44,180,242	$48,288,501